May 13, 2019

Emiliya Galfinger
President
Galem Group Inc.
3773 Howard Hughes Parkway, Ste. 500S
Las Vegas, NV 89169-6014

       Re: Galem Group Inc.
           Form 10-K for the year ended June 30, 2018
           Filed September 24, 2018
           File No. 333-213608

Dear Ms. Galfinger:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended June 30, 2018

Item 9A. Controls and Procedures, page 16

1. Please amend your filing to include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Emiliya Galfinger
Galem Group Inc.
May 13, 2019
Page 2

       You may contact Kristi Marrone at (202) 551-3429 or Wilson Lee at (202) 551-3468 with any questions.



                                                        Sincerely,
FirstName LastNameEmiliya Galfinger
                                                        Division of Corporation
Finance
Comapany NameGalem Group Inc.
                                                        Office of Real Estate
and
May 13, 2019 Page 2                                     Commodities
FirstName LastName